
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
SEC Mail Processing
FORM X-17A-5
Section
PART III

FEB 28 2011

SEC FILE NUMBER
8- 41965

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington DC
110

REPORT FOR THE PERIOD BEGINNING____01/01/2010____ AND ENDING____12/31/2010____
MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 North Water Street, STE 21290
_____(No. and Street)_____

Mobile _____ Alabama _____ 36609
(City) _____ (State) _____ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hannah Singletary _____ (251) 650-0840
_____ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram, LLC
_____(Name – *if individual, state last, first, middle name*)_____

1117 Boll Weevil Circle Enterprise, Alabama _____ 36330
(Address) _____ (City) _____ (State) _____ (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Marc Whitehead___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Harbor Financial Services, LLC___ , as of ___December 31___ , 20_10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
President
Title

_____ My Commission Expires 09-09-2014
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Harbor Financial Services, LLC

Financial Statements

December 31, 2010 and 2009



Carr Riggs & Ingram, LLC
P.O. Box 1190
Dothan, Alabama 36302

(334) 677-9774
(334) 677-9339 (fax)
www.cricpa.com

INDEPENDENT AUDITORS' REPORT

To the Members' of
Harbor Financial Services, LLC

We have audited the accompanying statements of financial condition of Harbor Financial Services, LLC (the Company) as of December 31, 2010 and 2009, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Financial Service, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules is presented for the purpose of additional analysis and not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 28, 2011

Harbor Financial Services, LLC

Statements of Financial Condition

December 31,		2010		2009
Assets				
Cash and cash equivalents	$	979,202	$	885,180
Receivable from broker dealers		242,769		327,329
Receivable from representatives		26,343		81,474
Receivable from operations		48		6,808
Furniture and equipment, net		21,693		26,894
Other assets		22,021		21,313
Total assets	$	1,292,076	$	1,348,998
Liabilities and Members' Equity				
Liabilities				
Commissions payable	$	588,979	$	298,389
Accounts payable, accrued expenses and other liabilities		126,664		68,529
Total liabilities		715,643		366,918
Members' equity		576,433		982,080
Total liabilities and members' equity	$	1,292,076	$	1,348,998

Harbor Financial Services, LLC

Statements of Income

Years ended December 31,		2010		2009
Revenues				
Commissions	$	7,838,323	$	6,571,140
Investment advisory fees		1,747,743		1,331,982
Representatives fees		999,543		1,020,002
Other income		71,672		29,457
Total revenues		10,657,281		8,952,581
Expenses				
Commission expense		9,164,970		7,449,254
Employee compensation and benefits		529,572		446,919
Bad debt expense		387,470		3,890
Occupancy		119,523		64,153
Professional fees		125,387		51,788
Litigation expense		85,000		-
Communications and data processing		37,812		34,398
Regulatory fees and expense		37,069		31,072
Other expenses		84,125		69,253
Total expenses		10,570,928		8,150,727
Net Income	$	86,353	$	801,854

Statements of Changes in Members' Equity

	Marc Whitehead	Brown Corporation	Darai Corporation	Total
Balance at December 31, 2008	$ 157,384	$ 111,421	$ 111,421	$ 380,226
Share of net income	400,926	200,464	200,464	801,854
Withdrawals	(100,000)	(50,000)	(50,000)	(200,000)
Balance at December 31, 2009	458,310	261,885	261,885	982,080
Share of net income	43,177	21,588	21,588	86,353
Withdrawals	(246,000)	(123,000)	(123,000)	(492,000)
Balance at December 31, 2010	$ **255,487**	$ **160,473**	$ **160,473**	$ **576,433**

Statements of Cash Flows

Years ended December 31,		2010		2009
Cash Flows from Operating Activities:				
Net income	$	**86,353**	$	801,854
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		**7,236**		6,455
Changes in operating assets and liabilities:				
Receivable from broker dealers		**84,560**		(164,139)
Receivable from representatives		**55,131**		(48,068)
Receivable from operations		**6,760**		(6,808)
Other assets		**(708)**		(15,238)
Broker commissions payable		**290,590**		193,389
Accounts payable, accrued expenses and other liabilities		**58,135**		(9,458)
Net cash provided by operating activities		**588,057**		757,987
Cash Flows from Investing Activities:				
Purchase of furniture and equipment		**(2,035)**		(21,612)
Cash Flows from Financing Activities:				
Member withdrawals		**(492,000)**		(200,000)
Net Increase in Cash and Cash Equivalents		**94,022**		536,375
Cash and Cash Equivalents, beginning of year		**885,180**		348,805
Cash and Cash Equivalents, end of year	$	**979,202**	$	885,180

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Harbor Financial Services, LLC (the Company), a limited liability company organized in 2004, is a licensed broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company acts primarily as a broker in municipal securities, government securities, corporate debt and equity securities, equity trading on a fully disclosed basis, options, life insurance and annuities, mutual funds and investment advisory services. The Company's office is located in Mobile, Alabama.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Income Taxes

The Company is a limited-liability company and is taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes has been recorded in the accompanying consolidated financial statements since the taxable income or loss is included in the income tax return of the members. As the Company is not liable for federal income tax, the Company has recorded no liability associated with uncertain tax positions. The Company files income tax returns in the US federal jurisdiction. The statute of limitation for Internal Revenue Service ("IRS") examination of the Company's federal tax returns is determined by the statute governing the tax returns of its members.

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days and personal days off depending on job classifications, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statements of Cash Flows

For the purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2010 through February 28, 2011, the date the Company issued these financial statements. During this period, the Company did not have any material recognizable subsequent events that required recognition in the disclosures to the December 31, 2010 financial statements.

Reclassification

Certain amounts in the 2009 financial statements have been reclassified to conform to the 2010 presentation.

Recently Issued Accounting Standards

Accounting Standards Codification - In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162.* This statement modifies the Generally Accepted Accounting Principles (GAAP) hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification (ASC), also known collectively as the "Codification," is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the Securities and Exchange Commission (SEC). Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. FASB ASC 105-10, "Generally Accepted Accounting Principles," became applicable beginning in third quarter 2009. All accounting references have been updated, and therefore SFAS references have been replaced with ASC references except for SFAS references that have not been integrated into the codification.

Fair Value Measurement - In April 2009, the FASB issued ASC 820-10-65-4, "Fair Value Measurements and Disclosures." FASB ASC 820-10-65-4 provides additional guidance for estimating fair value in accordance with FASB ASC 820 when the volume and level of activity for the asset or liability have decreased significantly. FASB ASC 820-10-65-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. The provisions of FASB ASC 820-10-65-4 were effective April 1, 2009. As of December 31, 2010 and 2009, respectively, the Company had no instruments to which this applied.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards (continued)

Other-than-temporary impairment - In April 2009, the FASB issued ASC 320-10-65-1, "Investments - Debt and Equity Securities," that amends current other-than-temporary impairment guidance in GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This ASC does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The provisions of FASB ASC 320-10-65-1 are effective for the Company's annual period ending on December 31, 2009. There was no impact from the adoption of FASB ASC 320-10-65-1 on the Company's financial position, results of operations or cash flows.

Also during the first quarter of 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements". This update requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009. The new guidance did not have an impact on the Company's financial position or results of operations.

NOTE 3 – DEPOSITS

The Company maintains cash on deposit with two banking institutions. At times, deposits may exceed Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. The Company had one deposit account as of December 31, 2010 and 2009 with a balance $2,860 and $632, respectively, in excess of FDIC coverage.

The Company maintains cash balances at a clearing organization insured by the Securities Investor Protection Corporation (SIPC). The Company had no deposit account with a clearing organization in excess of SIPC coverage of $100,000 at December 31, 2010 and 2009, respectively.

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO BROKER DEALERS

Accounts receivable from and payable to broker dealers consist of the following:

	Receivable	Payable
December 31, 2010		
Receivable from broker dealers	$ 242,769	$ -
December 31, 2009		
Receivable from broker dealers	$ 327,329	$ -

NOTE 4 – RECEIVABLE FROM AND PAYABLE TO BROKER DEALERS (Continued)

The Company clears all of its propriety and customer transactions though a clearing organization on a fully disclosed basis.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 – FURNITURE AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31,		2010		2009
Furniture and office equipment	$	**45,014**	$	43,437
Accumulated depreciation		**(23,321)**		(16,543)
Property and equipment, net	$	**21,693**	$	26,894

Depreciation expense for the years ended December 31, 2010 and 2009 amounted to $7,236 and $6,455, respectively.

NOTE 7 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2010, are approximately listed as follows:

2011	$	79,523
2012		84,425
2013		84,425
	$	248,373

Rent expense for 2010 and 2009 aggregated to $102,227 and $54,001, respectively, and is included in the occupancy expense line item on the Statements of Income.

NOTE 8 – PROFIT SHARING PLAN

The Company has a defined contribution 401(k) plan, open to all employees who have at least one year of service and are age twenty one or older, subject to a minimum threshold of one thousand hours worked per calendar year. The Plan provides for a 100% match on the first 3% of employee compensation contributed, then 50% match of the next 2% of compensation contributed as defined by the Plan document. The Company's matching contribution to the Plan totaled approximately $4,500 and $10,500 in 2010 and 2009, respectively. Additional amounts may be contributed at the option of the Company. There were no such discretionary contributions made in 2010 and 2009.

NOTE 9 – LEGAL CONTINGENCIES

The Company assesses potential liabilities in connection with lawsuits and threatened lawsuits under FASB ASC 450. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss is appropriate. An accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. If an unfavorable outcome is assessed as probable, an accrual would be appropriate if the amount of loss can be reasonably estimated, and disclosure would be required.

The Company is currently a party to lawsuits occurring in the normal course of operations. The Company has determined that it is reasonably possible that potential liabilities will occur in connection with ongoing cases. The Company's reasonable estimate of this liability is a range between $0 and $980,000. Also, the Company is currently a party to a lawsuit against two insurance carriers for coverage of the above referenced lawsuits. The Company has proposed a settlement in an amount that is confidential between the parties, but, which has been charged to operations in the accompanying financial statements for 2010. This accrual is considered reasonably estimable as a limit of exposure to the Company based on current arbitration between the plaintiff and the Company's insurance carrier. If the settlement offer, the coverage litigation with insurance carries, or other means of resolving these matters is not accepted, which is inherently uncertain, it is possible that an unfavorable resolution of these matters will adversely affect the Company, its results of operations, financial condition and cash flows.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $427,650, which was $377,650 in excess of its required net capital of $50,000. The Company's net capital ratio was 1.67 to 1 at December 31, 2010. At December 31, 2009, the Company had net capital of $791,237, which was $741,237 in excess of its required net capital of $50,000. The Company's net capital ratio was .46 to 1 at December 31, 2009.

Supplemental Schedules

Harbor Financial Services, LLC
Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Years ended December 31,		2010		2009
Net Capital				
Total members' equity	$	**576,433**	$	982,080
Deductions and/or charges:				
Non-allowable assets:				
Furniture and equipment		**(21,693)**		(26,894)
Receivables from broker dealers		**(80,058)**		(139,318)
Other assets		**(47,032)**		(21,192)
Net capital before haircuts on securities positions		**427,650**		794,676
Haircut on Raymond James cash account		**-**		3,439
Net capital	$	**427,650**	$	791,237
Aggregate Indebtedness				
Items included in the statement of financial condition:				
Broker commissions payable	$	**588,979**	$	298,389
Accounts payable, accrued expenses, and other liabilities		**126,664**		68,529
	$	**715,643**	$	366,918
Computation of Basic Net Capital Requirements				
Minimum net capital required	$	**50,000**	$	50,000
Net capital in excess the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement		**377,650**		741,237
Ratio: Aggregate indebtness to net capital		**1.67 to 1**		.46 to 1
Reconciliation with Company's Computation				
Net capital, as reported in Company's Focus Report Part II	$	**427,650**	$	791,237
Net audit adjustments		**-**		-
Net capital per above	$	**427,650**	$	791,237

Harbor Financial Services, LLC
Supplemental Schedule of Computation for Determination of
Reserves Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(ii).

Other Reports


REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members' of
Harbor Financial Services, LLC

In planning and performing our audits of the financial statements of Harbor Financial Services, LLC (the Company) as of and for the year ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 28, 2011



Carr Riggs & Ingram, LLC
P.O. Box 1190
Dothan, Alabama 36302

(334) 677-9774
(334) 677-9339 (fax)
www.cricpa.com

INDEPENDENT ACCOUNTANTS REPORT ON APPLYING AGREED-UPON PROCEDURES AS REQUIRED BY RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members' of
Harbor Financial Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (the Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by Harbor Financial Services, LLC (the Company) and the Securities and Exchange Commission and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries related to payments made or overpayments applied in connection with the SIPC-6 filing, noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers with those amounts reported in the financial statements, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working supporting the adjustments through recalculation of the general assessment based on revenues and expenses reported within the financial statements, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There was an overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 28, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___December 31___ , 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
041965   FINRA   DEC
HARBOR FINANCIAL SERVICES LLC       16*16
RSA BATTLEHOUSE TOWER
11 N WATER ST STE 21290
MOBILE AL 36602-5021
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Hannah Singletary 251-445-2429

2. A. General Assessment (item 2e from page 2) $ __11,994__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__6308__)

     __7-26-10__
     Date Paid

   C. Less prior overpayment applied   (__0__)

   D. Assessment balance due or (overpayment)   __5,686__

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   __0__

   F. Total assessment balance and interest due (or overpayment carried forward) $ __5,686__

   G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ __5,686__

   H. Overpayment carried forward $(__0__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

__n/a__

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

__Harbor Financial Services, LLC__
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____ , 20 _____ .

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 10
and ending December 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 10,657,284

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   4,799,967

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   0

(4) Reimbursements for postage in connection with proxy solicitation   0

(5) Net gain from securities in investment accounts.   0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   458,625

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   601,067

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   0

Total deductions   5,859,659

2d. SIPC Net Operating Revenues $ 4,797,625

2e. General Assessment @ .0025 $ 11,994

(to page 1, line 2.A.)

2

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended ___December 31___, 20 __10__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
041965   FINRA   DEC
HARBOR FINANCIAL SERVICES LLC      16*16
RSA BATTLEHOUSE TOWER
11 N WATER ST STE 21290
MOBILE AL 36602-5021
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

___Hannah Singletary 251-445-2429___

2. A. General Assessment (item 2e from page 2) $ __11,994__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__6308__)

   __7-26-10__
   Date Paid

   C. Less prior overpayment applied   (__Ø__)

   D. Assessment balance due or (overpayment)   __5,686__

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   __Ø__

   F. Total assessment balance and interest due (or overpayment carried forward) $ __5,686__

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ __5,686__

   H. Overpayment carried forward $(__Ø__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   ___n/a___

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

___Harbor Financial Services, LLC___
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____, 20____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 16
and ending December 31, 20 16
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 10,157,284

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

0

(2) Net loss from principal transactions in securities in trading accounts.

0

(3) Net loss from principal transactions in commodities in trading accounts.

0

(4) Interest and dividend expense deducted in determining item 2a.

0

(5) Net loss from management of or participation in the underwriting or distribution of securities.

0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

0

(7) Net loss from securities in investment accounts.

0

Total additions

0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

4,799,967

(2) Revenues from commodity transactions.

0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

0

(4) Reimbursements for postage in connection with proxy solicitation.

0

(5) Net gain from securities in investment accounts.

0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

458,625

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

601,067

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ _____

Enter the greater of line (i) or (ii)

0

Total deductions

5,859,659

2d. SIPC Net Operating Revenues

$ 4,797,625

2e. General Assessment @ .0025

$ 11,994

(to page 1, line 2.A.)